

January 22, 2014

<u>Via E-mail</u>
Andrew J. Cozby
Vice President and Chief Financial Officer
Memorial Production Partners LP
1301 McKinney, Suite 2100
Houston, TX 77010

      Re: Memorial Production Partners LP
              Form 10-K for the Fiscal Year Ended December 31, 2012
              Filed March 5, 2013
              File No. 1-35364

Dear Mr. Cozby:

      We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

<u>Form 10-K for Fiscal Year Ended December 31, 2012</u>

<u>Item 1 Business, page 9</u>

<u>Estimated Proved Reserves, page 19</u>

1.   Your response to comment 1 in our letter dated December 19, 2013 indicates that you will disclose proved reserves using a presentation that shows categories of product type, in accordance with Item 1202(a)(1) of Regulation S-K. Please provide us with your proposed disclosure in this regard.

Item. 11 Executive Compensation, page 115

Compensation Discussion and Analysis, page 115

2.   We note your response to comment 3 in our letter dated December 19, 2013 that "the Partnership will clarify…that awards made under its LTIP are not tied to any specific performance criteria or formula, but rather are granted by its general partner's board of directors after taking into consideration a number of discretionary subjective and objective factors, including the individual recipient's current and expected future performance and level of responsibility, retention considerations, industry trends and the individual recipient's total compensation package." Please describe the discretionary subjective and objective factors referenced in your response and explain how these factors were used to determine awards under your LTIP for 2012. Please provide us with your proposed disclosure in this regard.

Form 8-K Filed October 1, 2013

Exhibit 99.3

Notes to Supplemental Consolidated and Combined Financial Statements

Note 1. Organization and Basis of Presentation, page F-7

3.   Your response to comment 4 in our letter dated December 19, 2013 indicates that your financial statements were "presented in accordance with FASB ASC 805-50-45." So that we may fully understand your presentation methodology, please address the following:

•   Tell us more about how your presentation complies with FASB ASC 805-50-45-2 through 805-50-45-5. In this regard, it remains unclear to us why the results of operations of the previous owners are not combined with the partners. Similarly, it remains unclear to us why the statement of financial position and other financial information has not been combined for the relevant common control periods.

•   You state that "the previous owners' equity should be presented as a separate caption since the previous owners' equity is analogous to noncontrolling interest." Please clarify for us whether the previous owners' equity represents interests outstanding that are not held by the parties considered to be under common control or otherwise advise. As part of your response, clarify why you believe an analogy to noncontrolling interest for the previous owners' equity is appropriate.

•   In our prior comment, we asked that you explain the basis for your net income (loss) allocation between the partners, previous owners, and predecessor on the statements of operations. Please expand on your response to explain the process by which you determine the allocation of net income (loss) to each of the predecessor, previous owners, and noncontrolling interest, and why the remainder of that allocation represents net income attributable to partners.

You may contact Svitlana Sweat at (202) 551-3326 or Jennifer O'Brien, at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim at (202) 551-3535 or, in her absence, me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Via E-mail
        John Goodgame
        Akin Gump Strauss Hauer & Feld LLP